CONSENT OF AUTHOR

To:

The TSX Venture Exchange

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Quebec Securities Commission

Nova Scotia Securities Commission

Re:

Technical Report titled “Cerro Jumil Project, Mexico, 2010 Resource Update” (the “Report”), dated September 16 , 2010 prepared for Esperanza Resources Corporation (the “Company”).

I am one of the co-authors of the Report and pursuant to National Policy 43-101, I consent to the public filing of the Report and to the extracts from, and a summary of the Report, contained in the Company’s press release “Esperanza Increases Measured and Indicated Resources by 46% for the Cerro Jumil Gold-Silver Project” dated September 16, 2010.

I have read the press release and it fairly and accurately represents the information in the Report that supports the disclosure.

Dated October 28, 2010

Signed: “Dean D. Turner”

Signature of Qualified Person

Dean D. Turner, A.I.P.G. Certified Professional Geologist #10998 (“Seal – AIPG”)

Name of Qualified Person